UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41730

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Paseo de los Tamarindos No. 90,

Torre II, Piso 28, Col. Bosques de las

Lomas

Cuajimalpa, C.P. 05120

Mexico City

United Mexican States

+52 (55) 5950-0070

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Translation for informational purposes only

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

CALL

By resolution of the Board of Directors of CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V. (the “Company”), pursuant to Articles 181, 182, 183, 186 and 187 of the General Corporations Law and Clause Eighteenth of the by-laws of the Company, the shareholders are hereby called to attend to a General Ordinary and Extraordinary Shareholders Meeting that will take place, in first call, on April 22nd, 2026, in the corporate offices of the Company, located at Paseo de los Tamarindos 90, Torre II, Piso 28, Col. Bosques de las Lomas, Alcaldía Cuajimalpa de Morelos, Ciudad de México, C.P. 05120 at 10:00 a.m., to attend the items of the following:

AGENDA FOR THE GENERAL ORDINARY MEETING

I.	Presentation, and in its case, approval of the 2025 annual report by the CEO.

II.	Presentation, and in its case, approval, of the 2025 annual report by the board of directors.

III.	Presentation, and in its case, approval, of the 2025 annual reports of the audit, corporate practices, investment, ethics, debt and equity, environmental, social and corporate governance committees.

IV.	Report on the compliance of tax obligations of the Company and its subsidiaries, during 2025.

V.	Presentation, and in its case, approval, of the audited and consolidated financial statements of the Company and its subsidiaries, prepared for the fiscal year 2025 and report from the external auditor.

VI.	Presentation, and in its case, approval of the decree and payment of a cash dividend.

VII.	Presentation, and in its case, approval of (i) the activity of the share repurchase program during 2025, and (ii) the 2026 share repurchase program of the Company, the amount that may be used in a revolving manner and authority delegation.

VIII.	Appointment, or in its case, ratification of the members of the board of directors and of the presidents of the audit and corporate practices committees, and compensation applicable for 2026.

IX.	Appointment of special delegates for the General Ordinary Meeting.

AGENDA FOR THE GENERAL EXTRAORDINARY MEETING

I.	Proposal, and in its case, approval of the modifications to Clause Fifteenth of the by-laws of the Company, to comply with article 108 fracc. II of the Securities Market Law.

II.	Designation of special delegates of the General Extraordinary Shareholders´ Meeting.

Pursuant to that set forth in Clause Nineteenth of the by-laws of the Company, only the persons registered as shareholders in the share registry ledger of the Company, or that evidence ownership of the shares of the Company through the certificates issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. supplemented with the depositors’ list, shall have the right to appear or to be represented in the General Ordinary and Extraordinary Shareholder´s Meetings. The members of the Board of Directors of the Company may not represent shareholders.

Shareholders may be represented by means of a power of attorney granted in the form that, in terms of Article 49 fraction III of the Securities Market Law, is available at the secretary´s office of the Company from the date of publication of this call, or by means of powers of attorney granted in terms of common law. The secretary´s office of the Company is located in Paseo de los Tamarindos 90, Torre II, Piso 28, Col. Bosques de las Lomas, Alcaldía Cuajimalpa de Morelos, Ciudad de México, C.P. 05120.

Deposit of share titles, or in its case, the delivery of the relevant deposit certificates, must be done at the offices of the Company, in the address referred to in the foregoing paragraph, from Monday thru Friday, from 9:00 to 14:00 hours and 16:00 to 18:00 hours, from the date of publication of this call and until two (2) business days before the date in which the General Ordinary and Extraordinary Shareholder´s Meetings take place, where they may also collect the corresponding admission cards.

The information and documentation related to the items contemplated in the agenda is available for the shareholders and the corresponding custodians, at the address of the Company, free of charge.

Mexico City, March 25th, 2026

/s/ Alejandro Pucheu Romero

Alejandro Pucheu Romero

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/ Juan Felipe Sottil Achutegui
	Name:	Juan Felipe Sottil Achutegui
	Title:	Chief Financial Officer

Date: March 25, 2026